Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna Updates Mineral Reserves and Mineral Resources

Vancouver, March 26, 2021-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2020 for its three mines in Latin America, the San Jose Mine located in Mexico, the Caylloma Mine located in Peru, and the Lindero Mine located in Argentina.

Jorge A. Ganoza, President and CEO, commented: “Reserves and resources at our mines were impacted by a combination of production-related depletion and the suspension of our 2020 exploration programs in response to COVID-19 constraints, which reduced the Company´s ability to replace mined material.” Mr. Ganoza continued, “Now that the capital-intensive phase at Lindero is over, we look forward to re-energizing our Brownfields exploration program with a robust consolidated budget of US$16 million which includes over 53,000 meters of diamond drilling aimed at expanding current resources at San Jose and Caylloma.”

Highlights of Mineral Reserve and Mineral Resource Update

Silver Mines

•	Combined Proven and Probable Mineral Reserves for the Caylloma and San Jose mines are reported at 5.3 Mt containing 28.8 Moz silver and 170 koz gold, representing a year-over-year decrease of 23 percent on both contained silver and gold ounces

•	Combined Inferred Mineral Resources for the Caylloma and San Jose mines are reported at 7.2 Mt containing an estimated 28.5 Moz silver and 152 koz gold, reflecting a year-over-year decrease of 8 and 10 percent in contained silver and gold ounces, respectively

Gold Mine

•	Lindero Proven and Probable Mineral Reserves are reported at 82.7 Mt containing 1.6 Moz of gold, reflecting a four percent decrease in contained gold ounces since March 31, 2019. Inferred Resources are reported at 30.4 Mt containing 412 koz of gold, reflecting an increase of 289 percent in contained gold ounces

2020 Mineral Reserves and Mineral Resources

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Proven	131	150	0.56	2.27	2.28	0.6	2
		Probable	1,532	105	0.26	2.67	3.65	5.2	13
		Proven + Probable	1,662	108	0.28	2.64	3.54	5.8	15
	San Jose, Mexico	Proven	61	165	1.10	N/A	N/A	0.3	2
		Probable	3,528	200	1.35	N/A	N/A	22.7	153
		Proven + Probable	3,589	200	1.34	N/A	N/A	23.0	155
	Total	Proven + Probable	5,251	171	1.01	N/A	N/A	28.8	170
Gold Mine	Lindero, Argentina	Proven	26,718	N/A	0.72	N/A	N/A	0.0	622
		Probable	55,940	N/A	0.57	N/A	N/A	0.0	1,027
		Proven + Probable	82,658	N/A	0.62	N/A	N/A	0.0	1,649
Total		Proven + Probable						28.8	1,819

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Measured	529	106	0.37	1.92	3.37	1.8	6
		Indicated	1,611	96	0.26	1.74	3.36	5.0	14
		Measured + Indicated	2,140	99	0.29	1.78	3.36	6.8	20
	San Jose, Mexico	Measured	42	120	0.91	N/A	N/A	0.2	1
		Indicated	913	97	0.68	N/A	N/A	2.8	20
		Measured + Indicated	955	98	0.69	N/A	N/A	3.0	21
	Total	Measured + Indicated	3,095	98	0.41	N/A	N/A	9.8	41
Gold Mine	Lindero, Argentina	Measured	2,520	N/A	0.55	N/A	N/A	0.0	45
		Indicated	33,070	N/A	0.46	N/A	N/A	0.0	487
		Measured + Indicated	35,590	N/A	0.46	N/A	N/A	0.0	532
Total		Measured + Indicated						9.8	573

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Inferred	3,751	122	0.40	2.70	4.08	14.7	49
	San Jose, Mexico	Inferred	3,452	124	0.93	N/A	N/A	13.8	104
	Total	Inferred	7,203	123	0.66	N/A	N/A	28.5	152
Gold Mine	Lindero, Argentina	Inferred	30,400	N/A	0.42	N/A	N/A	0.0	412
Total		Inferred						28.5	564

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate
5.	Mineral Resources and Reserves are estimated as of June 30, 2020 and reported as of December 31, 2020 taking into account production-related depletion for the period through December 31, 2020
6.	Mineral Reserves for the San Jose Mine are based on underground mining within optimized stope designs using an estimated NSR break-even cut-off grade of US$69.47/t, equivalent to 120 g/t Ag Eq based on assumed metal prices of US$21/oz Ag and US$1,600/oz Au; estimated metallurgical recovery rates of 91% for Ag and 90% for Au and mining costs of US$34.92/t; processing costs of US$17.10/t; and other costs including distribution, management, community support and general service costs of US$17.44/t based on actual operating costs. Mining recovery is estimated to average 93% and mining dilution 11%. Mineral Resources are reported at a 100 g/t Ag Eq cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices. Proven + Probable Reserves include 1.9 Mt containing 14 Moz of silver and 83 koz of gold reported at a 123 g/t Ag Eq cut-off grade and Inferred Resources totaling 2.5 Mt containing 9.7 Moz of silver and 70 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5% royalty
7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on underground mining methods including; mechanized (breasting) at US$ 83.37/t; mechanized (enhanced) at US$ 81.66/t; semi-mechanized at US$ 90.19/t; and a conventional method at US$173.74/t; using assumed metal prices of US$21/oz Ag, US$1,600/oz Au, US$2,000/t Pb and US$2,270/t Zn; metallurgical recovery rates of 83% for Ag, 42% for Au, 91% for Pb and 90% for Zn with the exception of the Ramal Piso Carolina vein that uses a metallurgical recovery rate of 75% for Au. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2019 through June 2020. Mining recovery is estimated to average 95% with average mining dilution ranging from 13% to 32% depending on the mining methodology. Mineral Resources are reported at an NSR cut-off grade of US$65/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$135/t for veins classified as narrow (all other veins) based on the same parameters used for Mineral Reserves, and a 15% upside in metal prices
8.	Mineral Reserves for Lindero are reported based on open pit mining within a designed pit shell based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.27 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100% and mining dilution 0%. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,600/oz, estimated mining costs of US$1.11 per tonne of material, total processing and process G&A costs of US$6.21 per tonne of ore, and refinery costs net of pay factor of US$6.50 per ounce gold. Lindero Mineral Reserves are restricted to a maximum heap leach capacity of 84.2 Mt. Reported Proven Reserves include 2.6 Mt averaging 0.55 g/t Au of stockpiled material. Lindero Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices
9.	Eric Chapman, P. Geo. (APEGBC #36328) is the Qualified Person for Mineral Resources and Amri Sinuhaji (APEGBC #48305) is the Qualified Person for Mineral Reserves, both being employees of Fortuna Silver Mines Inc.
10.	N/A = Not Applicable
11.	Totals may not add due to rounding

San Jose Mine, Mexico

As of December 31, 2020, the San Jose Mine has Proven and Probable Mineral Reserves of 3.6 Mt containing 23.0 Moz of silver and 155 koz of gold, in addition to Inferred Resources of 3.5 Mt containing a further 13.8 Moz of silver and 104 koz of gold.

Year-over-year, Mineral Reserves decreased 9 percent in terms of tonnes, 25 percent in contained silver and 24 percent in contained gold ounces after net changes resulting from production-related depletion and updated mining costs (-962 kt), adjustments to the geological model and mining recovery (-84 kt), change in long term precious metal prices (+678 kt), and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a limited infill drill program (+22 kt). Silver grade decreased 18 percent and gold grade decreased 17 percent to 200 g/t and 1.34 g/t, respectively due to a decrease in the Mineral Reserve break-even cut-off grade from 138 g/t to 120 g/t Ag Eq in relation to an increase in long term precious metal prices.

Measured and Indicated Resource tonnes exclusive of Mineral Reserves increased year-over-year from 0.5 Mt to 1.0 Mt due primarily to a change in the Mineral Resource break-even cut-off grade from 110 g/t to 100 g/t Ag Eq.

Year-over-year, Inferred Resources decreased 11 percent in terms of tonnes, 15 percent in contained silver ounces, and 13 percent in gold ounces. Silver and gold grades decreased by 5 percent and 3 percent respectively. The net variation is due primarily to production-related depletion, reductions resulting from the upgrading of high-grade Inferred Resources related to infill drilling, adjustments in the geological interpretation, and a change in the Mineral Resource breakeven cut-off grade as described above. Brownfields exploration drilling was suspended for 2020 resulting in no additional resources being added to the inventory last year (Refer to Fortuna news release dated March 17, 2020, “Fortuna provides an update on the status of its operations in response to the worldwide spread of COVID-19”).

An aggressive brownfields exploration program budget of US$10.9 million, which includes 33,800 meters of diamond drilling, aimed at discovering new resources and expanding current reserves, is planned to be executed in 2021 (Refer to Fortuna news release dated January 19, 2021, “Fortuna reports 2020 full year production of 11.3 million silver equivalent ounces and issues 2021 guidance“).

Caylloma Mine, Peru

As of December 31, 2020, the Caylloma Mine has Proven and Probable Mineral Reserves of 1.7 Mt containing 5.8 Moz of silver and 15 koz of gold, in addition to Inferred Resources of 3.8 Mt containing 14.7 Moz of silver and 49 koz of gold.

Year-over-year, Mineral Reserve tonnes decreased by 32 percent, while silver grade increased 33 percent to 108 g/t, lead grade increased 10 percent to 2.64%, and zinc grade decreased 8 percent to 3.54%. Changes are primarily due to mining related depletion (-460 kt), upgrading and conversion of Inferred Resources to Mineral Reserves due to a limited infill drill program focused on the Animas/Animas NE vein (+100 kt), and changes in base metal prices and commercial terms (-486 kt).

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, decreased by 9 percent year-over-year to 2.1 Mt.

Inferred Resources tonnes decreased by 0.3 Mt or 8 percent year-over-year. Silver, lead, and zinc grades increased 9 percent, 5 percent, and 2 percent, respectively. The decrease in Inferred Mineral Resources is primarily due to a successful infill drill program of the Animas/Animas NE vein resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves coupled with adjustments in the NSR value based on updated metal prices and commercial terms. Brownfields exploration drilling was suspended for 2020 resulting in no additional resources being added to the inventory last year (Refer to Fortuna news release dated March 17, 2020, “Fortuna provides an update on the status of its operations in response to the worldwide spread of COVID-19”).

An exploration program budget of US$4.7 million, which includes 19,000 meters of diamond drilling, is planned to be executed in 2021 with a focus on expanding previously defined silver and base metal rich Mineral Resources located to the north and south of the mine (Refer to Fortuna news release dated January 19, 2021, “Fortuna reports 2020 full year production of 11.3 million silver equivalent ounces and issues 2021 guidance“).

Lindero Mine, Argentina

As of December 31, 2020, the Lindero Mine has Proven and Probable Mineral Reserves of 82.7 Mt containing 1.6 Moz of gold, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 35.6 Mt containing 0.5 Moz of gold, and Inferred Resources of 30.4 Mt containing 0.41 Moz of gold.

Since March 31, 2019, Mineral Reserve tonnes decreased by 2 percent, while gold grade also decreased 2 percent to 0.62 g/t. Changes are due solely to mining related depletion of material delivered to the heap leach pad (-1.5 Mt).

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, increased by 16.7 Mt or 89 percent since March 31, 2019 to 35.6 Mt, due to an increase in the size of the pit shell associated with higher long term gold prices and the constraint on Mineral Reserves based on the heap leach capacity of 84.2 Mt.

Inferred Resources tonnes increased by 21.8 Mt or 253 percent, to 30.4 Mt since March 31, 2019 with the gold grade increasing 11 percent to 0.42 g/t. The increase in Inferred Resources is due to the aforementioned larger pit shell modeled as a result of a higher long term gold price.

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; the Company’s ability to convert inferred mineral resources to indicated mineral resources and to convert mineral resources to mineral reserves; timelines; production at the mines; the future financial or operating performance of the Company; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the estimates of expected or anticipated economic returns from the Company’s mining operations including future sales of metals, doré and concentrate or other products produced by the Company and the Company’s ability to achieve its production and cost guidance; capital expenditures at the Company’s operations; estimated brownfields expenditures in 2021; the success of the Company’s exploration activities at its mines and development projects; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2021; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy, labour, materials and supplies, transport and services; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico and Argentina with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect may aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. While the SEC recognizes the reporting of mineral deposits which do not meet the Industry Standard Guide 7 definition of “reserve” as of February 25, 2019, the effective adoption of the Modernization of Property Disclosures for Mining Registrants, such rules are not required to be compiled with until the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.